SILVERADO GOLD MINES LTD.
1111 West Georgia Street
Suite 505
Vancouver, British Columbia
Canada V6E 4M3

September 7, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549

Ladies and Gentlemen:

Re:	Silverado Gold Mines Ltd. Form SB-2 filed May 19, 2004, as amended July 29, 2004 Commission File No. 333-115635 Form RW - Request for Withdrawal

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Silverado Gold Mines Ltd. (the "Company") hereby makes application to withdraw its Registration Statement on Form SB-2, File Number 333-115635 (the "Form SB-2 Registration Statement"), relating to the offering of 21,860,000 shares (the "Shares") of the Company's common shares, no par value, by the selling shareholders named in the Form SB-2 Registration Statement.

The Company has determined to withdraw the Form SB-2 Registration Statement due to the anticipated cost and timeframe of responding to comments received from the Securities and Exchange Commission. No securities have been sold under the Form SB-2 Registration Statement.

Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form SB-2 Registration Statement as soon as possible.

If you have any questions regarding this application for withdrawal, please contact Michael H. Taylor, Esq., legal counsel to the Company, at (604) 691-7410.

Thank you for your attention to this matter.

Yours truly,

SILVERADO GOLD MINES LTD.

Per:	/s/ Garry Anselmo Garry Anselmo Chief Executive Officer